UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D Under the Securities Exchange Act of 1934

China Biologic Products, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
16938C106
(CUSIP Number)
Scott A. Arenare, Esq.
Managing Director and General Counsel
Warburg Pincus LLC
450 Lexington Avenue
New York, NY  10017
(212) 878-0600

With a copy to:

Howard Zhang, Esq.
Davis Polk & Wardwell LLP
261F, Twin Towers West
B12, Jian Guo Men Wai Avenue
Beijing 100022
People's Republic of China
+(86) 10 8567 5002

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 16, 2010
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	16938C106
1.	Names of Reporting Persons. Warburg Pincus Private Equity X, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power -0-
	8.	Shared Voting Power 1,618,230*
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 1,618,230*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,618,230*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.7%*
14.	Type of Reporting Person (See Instructions) PN

_______________________
* See Item 5.

CUSIP No.	16938C106
1.	Names of Reporting Persons. Warburg Pincus X Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power -0-
	8.	Shared Voting Power 51,770*
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 51,770*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,770*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) less than 1%*
14.	Type of Reporting Person (See Instructions) PN

_______________________
* See Item 5.

CUSIP No.	16938C106
1.	Names of Reporting Persons. Warburg Pincus X, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power -0-
	8.	Shared Voting Power 1,670,000*
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 1,670,000*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,670,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.9%*
14.	Type of Reporting Person (See Instructions) PN

_______________________
* See Item 5.

CUSIP No.	16938C106
1.	Names of Reporting Persons. Warburg Pincus X LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power -0-
	8.	Shared Voting Power 1,670,000*
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 1,670,000*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,670,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.9%*
14.	Type of Reporting Person (See Instructions) OO

_______________________
* See Item 5.

CUSIP No.	16938C106
1.	Names of Reporting Persons. Warburg Pincus Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power -0-
	8.	Shared Voting Power 1,670,000*
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 1,670,000*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,670,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.9%*
14.	Type of Reporting Person (See Instructions) OO

_______________________
* See Item 5.

CUSIP No.	16938C106
1.	Names of Reporting Persons. Warburg Pincus & Co.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power -0-
	8.	Shared Voting Power 1,670,000*
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 1,670,000*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,670,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.9%*
14.	Type of Reporting Person (See Instructions) PN

_______________________
* See Item 5.

CUSIP No.	16938C106
1.	Names of Reporting Persons. Warburg Pincus LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power -0-
	8.	Shared Voting Power 1,670,000*
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 1,670,000*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,670,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.9%*
14.	Type of Reporting Person (See Instructions) OO

_______________________
* See Item 5.

CUSIP No.	16938C106
1.	Names of Reporting Persons. Charles R. Kaye
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power -0-
	8.	Shared Voting Power 1,670,000*
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 1,670,000*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,670,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.9%*
14.	Type of Reporting Person (See Instructions) IN

_______________________
* See Item 5.

CUSIP No.	16938C106
1.	Names of Reporting Persons. Joseph P. Landy
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power -0-
	8.	Shared Voting Power 1,670,000*
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 1,670,000*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,670,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.9%*
14.	Type of Reporting Person (See Instructions) IN

_______________________
* See Item 5.

Item 1.  Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.0001 par value per share (the “Shares”), of China Biologic Products, Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at No. 14 East Hushan Road, Tai’an City, Shandong Province, 271000, People's Republic of China.

Item 2.  Identity and Background

(a) This Schedule 13D is being filed by Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (“WP X”), Warburg Pincus X Partners, L.P., a Delaware limited partnership (“WPP X”, and together with WP X, the “Funds”), Warburg Pincus X, L.P., a Delaware limited partnership (“WP X LP”) and the sole general partner of each of the Funds, Warburg Pincus X LLC, a Delaware limited liability company (“WP X LLC”) and the sole general partner of WP X LP, Warburg Pincus Partners, LLC, a New York limited liability company (“WPP LLC”) and the sole member of WP X LLC, Warburg Pincus LLC, a New York limited liability company (“WP LLC”) that manages each of the Funds, Warburg Pincus & Co., a New York general partnership (“WP”) and the managing member of WPP LLC, and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Co-President and Managing Member of WP LLC (Mr. Kaye, Mr. Landy, WP X, WPP X, WP X LP, WP X LLC, WPP LLC, WP LLC and WP collectively being referred to as the “Reporting Persons”).  The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the U.S. Securities Exchange Act of 1934, as amended, (the “Joint Filing Agreement”) is attached hereto as Exhibit 1.

(b) The address of the principal business and principal office of each of the Reporting Persons is c/o Warburg Pincus LLC, 450 Lexington Avenue, New York, New York 10017.  The general partners of WP and the members and managing directors of WP LLC, and their respective business addresses, are set forth on Schedule I hereto.

(c) The principal business of the Funds is that of making private equity and related investments.  The principal business of WP is acting as the managing member of WPP LLC.  The principal business of WPP LLC is acting as general partner to certain private equity funds and as the sole member of WP X LLC.  The principal business of WP X LLC is acting as general partner of WP X LP.  The principal business of WP X LP is acting as general partner of the Funds.  The principal business of WP LLC is managing certain private equity funds, including the Funds.  The principal business of each of Mr. Kaye and Mr. Landy is acting as a Managing General Partner of WP and Co-President and Managing Member of WP LLC.  The principal occupation of each of the general partners of WP and the members and managing directors of WP LLC is set forth on Schedule I hereto.

(d) During the last five years, none of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the general partners, members or managing directors named on Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the general partners, members or managing directors named on Schedule I hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

(f) WP X, WPP X and WP X LP are each limited partnerships organized under the laws of the State of Delaware.  WP X LLC is a limited liability company organized under the laws of the State of Delaware. WPP LLC and WP LLC are each limited liability companies organized under the laws of the State of New York.  WP is a general partnership organized under the laws of the State of New York.  Messrs. Kaye and Landy are citizens of the United States of America.  Except as otherwise indicated on Schedule I hereto, each of the individuals referred to on Schedule I hereto is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

On November 4, 2010, the Funds entered into a stock purchase agreement (the “Stock Purchase Agreement”), with Essence International Investment Limited (the “Selling Shareholder”). Pursuant to the Stock Purchase Agreement, the Funds agreed to purchase Shares from the Selling Shareholder.  At the closing of the transaction on

November 16, 2010 (the “Closing Date”), the Selling Shareholder sold a total of 700,000 Shares to the Funds for an aggregate purchase price of $9,100,000.00, or $13.00 per Share.  A copy of the Stock Purchase Agreement is attached hereto as Exhibit 2, and is incorporated herein by reference.

Additionally, on September 7, 2010 and August 31, 2010, the Funds entered into stock purchase agreements for the purchase of 200,000 and 770,000 Shares, respectively.  Descriptions of the terms of these agreements are provided below under Item 5.

All of the funds required to acquire the Shares were obtained from the working capital of each of the Funds, which in turn was obtained from capital contributions from the respective limited partners of the Funds.

Item 4.  Purpose of Transaction

The acquisition by the Funds of the Shares as described herein was effected because of the belief that the Shares represent an attractive investment.  The Funds beneficially own, and the Reporting Persons may be deemed to beneficially own, the Shares as an investment.  Depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time acquire additional Shares or engage in discussions with the Company concerning future acquisitions of shares of its capital stock.  Such acquisitions may be made by means of open-market purchases, privately negotiated transactions, direct acquisitions from the Company or otherwise.  The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of shares of the Company’s capital stock, subsequent developments affecting the Company, the Company’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Company.

Terms of the Stock Purchase Agreement

Pursuant to the Stock Purchase Agreement, the Funds agreed to purchase, and the Selling Shareholder agreed to sell to the Funds, a total of 700,000 Shares for an aggregate price of $9,100,000.00.  WP X purchased 678,300 Shares and WPP X purchased 21,700 Shares of such total.

Potential Additional Acquisition of Securities of the Company

On May 30, 2010, the Funds entered into a stock purchase agreement (as may be amended from time to time, the “May 2010 Stock Purchase Agreement”), with Ms. Siu Ling Chan and Ms. Lin Ling Li (together, the “May 2010 Selling Shareholders”). Pursuant to the 2010 Stock Purchase Agreement, the Funds agreed to purchase 3,000,000 Shares from the May 2010 Selling Shareholders for an aggregate purchase price of $39,000,000.00, or $13.00 per Share. A copy of the May 2010 Stock Purchase Agreement is attached hereto as Exhibit 3, and is incorporated herein by reference.

Pursuant to Section 4(b)(i) of the May 2010 Stock Purchase Agreement, each of the May 2010 Selling Shareholders will use her best efforts to cause an individual nominated by the Funds to become elected or appointed as a director of the Company provided that such individual is not prohibited by any applicable law or stock exchange rules to be a public company director.  The foregoing arrangement shall continue for so long as such May 2010 Selling Shareholder continues to beneficially own five percent (5%) or more of the total outstanding voting stock of the Company.  In furtherance of the foregoing, upon request of the Funds, each of the May 2010 Selling Shareholders shall, to the extent allowed under Delaware law, promptly (a) use her best efforts to cause the board of directors of the Company to increase its size by one and appoint the Funds’ nominee to fill such vacancy, (b) use her best efforts to nominate and elect such nominee as a director at each of the Company’s annual meeting of stockholders, (c) vote all Shares and other securities of the Company beneficially owned by her at any meeting of stockholders of the Company and/or execute written consents in lieu of such meetings to elect the nominee of the Funds as a director of the Company and/or (d) take any and all necessary or desirable actions to ensure that the nominee of the Funds is appointed as a director promptly upon the Funds’ request. Pursuant to Section 4(b)(i) of the May 2010 Stock Purchase Agreement, upon the request of the Funds, each of the May 2010 Selling Shareholders will use her best efforts to cause an individual designated by the Funds to be appointed as an observer to the

Company’s board of directors, with the right to attend and participate in all meetings of the Company’s board of directors.

The May 2010 Stock Purchase Agreement is subject to certain customary closing conditions, including the delivery of a registration rights agreement with respect to the purchased Shares.  The satisfaction or waiver of all remaining conditions precedent and the subsequent closing of the May 2010 Stock Purchase Agreement is expected to occur soon after the Closing Date.

Additional Disclosure

Except as set forth above in this statement, none of the Reporting Persons nor, to the best of their knowledge, any of the persons set forth on Schedule I or listed in Item 2(e) hereto, has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)      The percentages used herein are calculated based upon the 24,213,533 Shares outstanding as of November 12, 2010, as reported in the Company’s Form 10-Q filed with the Securities and Exchange Commission on November 15, 2010.

WP X is the direct owner of 1,618,230 Shares representing approximately 6.7% of the outstanding Shares.  WPP X is the direct owner of 51,770 Shares representing approximately 0.2% of outstanding Shares.

Due to their respective relationships with the Funds and each other, each of the Reporting Persons may be deemed to beneficially own, in the aggregate, 1,670,000 Shares, representing approximately 6.9% of the outstanding Shares.  Each of WP, WP LLC, WPP LLC, WPX LLC, WP X LP, Mr. Kaye and Mr. Landy disclaims beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of all the Shares.

(b)      WP X is deemed to share voting power and disposition power over 1,618,230 with each of the Reporting Persons (other than WPP X). WPP X is deemed to share voting power and disposition power over 51,770 Shares with each of the Reporting Persons (other than WP X). Each of the Reporting Persons (other than the Funds) is deemed to share with the Funds the power to vote or to direct the vote and to dispose or to direct the disposition of 1,670,000 Shares.

(c)      On September 7, 2010, the Funds entered into a stock purchase agreement with Mr. Chao Ming Zhao and Golden Puma Holdings Limited (the “September 2010 Stock Purchase Agreement”), pursuant to which the Funds purchased 200,000 Shares for an aggregate purchase price of $2,600,000.00, or $13.00 per Share.  Pursuant to section 4(d) of the September 2010 Stock Purchase Agreement, the seller has agreed to use its best efforts to procure a registration rights agreement from the Company in respect of the purchased Shares.  A copy of the September 2010 Stock Purchase Agreement is attached hereto as Exhibit 4, and is incorporated herein by reference.

On August 31, 2010, the Funds entered into a stock purchase agreement with Ms. Lin Ling Li (the “August 2010 Stock Purchase Agreement”), pursuant to which the Funds purchased 770,000 Shares for an aggregate purchase price of $10,010,000.00, or $13.00 per Share. Pursuant to section 4(e) of  the August 2010 Stock Purchase Agreement, the seller has agreed to use its best efforts to procure a registration rights agreement from the Company in respect of the purchased Shares. A copy of the August 2010 Stock Purchase Agreement is attached hereto as Exhibit 5, and is incorporated herein by reference.

Except for the transactions described in this Item 5 and in Items 3 and 4 above, no other transactions in the Shares were effected by the Reporting Persons or any persons set forth on Schedule I hereto during the sixty days before the date of this Schedule 13D.

(d)      Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the Shares is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement, attached hereto as Exhibit 1, with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto.

The Stock Purchase Agreement and 2010 Stock Purchase Agreement are described in Item 3 and Item 4 above, such summaries being incorporated in this Item 6 by reference.  The summaries of the Stock Purchase Agreement and 2010 Stock Purchase Agreement in this Schedule 13D is qualified in their entirety by references to the Stock Purchase Agreement and 2010 Stock Purchase Agreement, copies of which are attached hereto as Exhibit 2 and Exhibit 3, respectively.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to any securities of the Company.

Item 7.  Material to be Filed as Exhibits

Exhibit 1: Joint Filing Agreement, dated November 22, 2010, among the Reporting Persons, relating to the filing of a joint statement on Schedule 13D.

Exhibit 2: Stock Purchase Agreement dated as of November 4, 2010 by and among Essence International Investment Limited, Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners, L.P.

Exhibit 3: May 2010 Stock Purchase Agreement dated as of May 30, 2010 by and among Ms. Siu Ling Chan, Ms. Lin Ling Li, Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners, L.P.

Exhibit 4: September 2010 Stock Purchase Agreement dated as of September 7, 2010 by and among Mr. Chao Ming Zhao, Golden Puma Holdings Limited, Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners, L.P.

Exhibit 5: August 2010 Stock Purchase Agreement dated as of August 31, 2010 by and among Ms. Lin Ling Li, Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners, L.P.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 24, 2010

WARBURG PINCUS PRIVATE EQUITY X, L.P.

By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners, LLC, its sole member
By: Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS X PARTNERS, L.P.

By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners, LLC, its sole member
By: Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS X, L.P.

By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners, LLC, its sole member
By: Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS X LLC

By: Warburg Pincus Partners, LLC, its sole member
By: Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS PARTNERS, LLC

By: Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS & CO.

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS LLC

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Managing Director

CHARLES R. KAYE

By:	/s/ Scott A. Arenare
Name: Charles R. Kaye
By: Scott A. Arenare, *Attorney-in-fact

JOSEPH P. LANDY

By:	/s/ Scott A. Arenare
Name: Joseph P. Landy
By: Scott A. Arenare, **Attorney-in-fact

* Power of Attorney given by Mr. Kaye was previously filed with the SEC on March 2, 2006, as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

** Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006, as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

SCHEDULE I

Set forth below is the name, position and present principal occupation of each of the general partners of Warburg Pincus & Co. (“WP”) and members of Warburg Pincus LLC (including its subsidiaries, “WP LLC”).  Except as otherwise indicated, the business address of each of such persons is 450 Lexington Avenue, New York, New York  10017, and each of such persons is a citizen of the United States.

GENERAL PARTNERS OF WP

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP, AND POSITIONS WITH THE REPORTING ENTITIES
Scott A. Arenare	Partner of WP; Member and Managing Director of WP LLC
David Barr	Partner of WP; Member and Managing Director of WP LLC
Alain J.P. Belda	Partner of WP; Member and Managing Director of WP LLC
Alexander Berzofsky	Partner of WP; Member and Managing Director of WP LLC
Sean D. Carney	Partner of WP; Member and Managing Director of WP LLC
Mark Colodny	Partner of WP; Member and Managing Director of WP LLC
David A. Coulter	Partner of WP; Member and Managing Director of WP LLC
Timothy J. Curt	Partner of WP; Member and Managing Director of WP LLC
Cary J. Davis	Partner of WP; Member and Managing Director of WP LLC
Dai Feng	Partner of WP; Member and Managing Director of WP LLC
Steven Glenn	Partner of WP; Member and Managing Director of WP LLC
Jeffrey G. Goldfaden	Partner of WP; Member and Managing Director of WP LLC
Cecilia Gonzalo	Partner of WP; Member and Managing Director of WP LLC
Michael Graff	Partner of WP; Member and Managing Director of WP LLC
Patrick T. Hackett	Partner of WP; Member and Managing Director of WP LLC
E. Davisson Hardman	Partner of WP; Managing Director of WP LLC
Jeffrey A. Harris	Partner of WP; Member and Managing Director of WP LLC
In Seon Hwang	Partner of WP; Member and Managing Director of WP LLC
William H. Janeway	Partner of WP; Member and Senior Advisor of WP LLC
Chansoo Joung	Partner of WP; Member and Managing Director of WP LLC
Kenneth Juster	Partner of WP; Member and Managing Director of WP LLC
Peter R. Kagan	Partner of WP; Member and Managing Director of WP LLC
Charles R. Kaye	Managing General Partner of WP; Managing Member and Co-President of WP LLC
Henry Kressel	Partner of WP; Member and Managing Director of WP LLC
David Krieger	Partner of WP; Member and Managing Director of WP LLC
Joseph P. Landy	Managing General Partner of WP; Managing Member and Co-President of WP LLC
Kewsong Lee	Partner of WP; Member and Managing Director of WP LLC
Jonathan S. Leff	Partner of WP; Member and Managing Director of WP LLC
Michael Martin	Partner of WP; Member and Managing Director of WP LLC
James Neary	Partner of WP; Member and Managing Director of WP LLC
Dalip Pathak	Partner of WP; Member and Managing Director of WP LLC
Michael F. Profenius	Partner of WP; Managing Director of WP LLC
Justin Sadrian	Partner of WP; Member and Managing Director of WP LLC
Henry B. Schacht	Partner of WP; Member and Senior Advisor of WP LLC
Steven G. Schneider	Partner of WP; Member and Managing Director of WP LLC
Patrick Severson	Partner of WP; Member and Managing Director of WP LLC
John Shearburn	Partner of WP; Member and Managing Director of WP LLC
Christopher H. Turner	Partner of WP; Member and Managing Director of WP LLC

John L. Vogelstein	Partner of WP; Member and Senior Advisor of WP LLC
Elizabeth H. Weatherman	Partner of WP; Member and Managing Director of WP LLC
Daniel Zilberman	Partner of WP; Member and Managing Director of WP LLC
Rosanne Zimmerman	Partner of WP; Member and Managing Director of WP LLC
WP & Co. Partners, L.P.*
Warburg Pincus Principal Partnership, L.P.**
Warburg Pincus Real Estate Principal Partnership, L.P.**
Warburg Pincus 2006 Limited Partnership**
Warburg Pincus 2007 Limited Partnership**

_____________________
*      New York limited partnership; primary activity is ownership interest in WP
**    Delaware limited partnership; primary activity is ownership interest in WP

MEMBERS OF WP LLC

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP LLC, AND POSITIONS WITH THE REPORTING ENTITIES
Scott A. Arenare	Member and Managing Director of WP LLC; Partner of WP
David Barr	Member and Managing Director of WP LLC; Partner of WP
Alain J.P. Belda	Member and Managing Director of WP LLC; Partner of WP
Alexander Berzofsky	Member and Managing Director of WP LLC; Partner of WP
Sean D. Carney	Member and Managing Director of WP LLC; Partner of WP
Julian Cheng (1)	Member and Managing Director of WP LLC
Miao Chi (2)	Member and Managing Director of WP LLC
Stephen John Coates (3)	Member and Managing Director of WP LLC
Mark Colodny	Member and Managing Director of WP LLC; Partner of WP
David A. Coulter	Member and Managing Director of WP LLC; Partner of WP
Timothy J. Curt	Member and Managing Director of WP LLC; Partner of WP
Cary J. Davis	Member and Managing Director of WP LLC; Partner of WP
Martin D. Dunnett (3)	Member and Managing Director of WP LLC
Dai Feng	Member and Managing Director of WP LLC; Partner of WP
Robert Feuer (4)	Member and Managing Director of WP LLC
Rajiv Ghatalia (1)	Member and Managing Director of WP LLC
Steven Glenn	Member and Managing Director of WP LLC; Partner of WP
Jeffrey G. Goldfaden	Member and Managing Director of WP LLC; Partner of WP
Cecilia Gonzalo	Member and Managing Director of WP LLC; Partner of WP
Michael Graff	Member and Managing Director of WP LLC; Partner of WP
Patrick T. Hackett	Member and Managing Director of WP LLC; Partner of WP
Jeffrey A. Harris	Member and Managing Director of WP LLC; Partner of WP
In Seon Hwang	Member and Managing Director of WP LLC; Partner of WP
William H. Janeway	Member and Senior Advisor of WP LLC; Partner of WP
Chansoo Joung	Member and Managing Director of WP LLC; Partner of WP
Kenneth Juster	Member and Managing Director of WP LLC; Partner of WP
Peter R. Kagan	Member and Managing Director of WP LLC; Partner of WP
Charles R. Kaye	Managing Member and Co-President of WP LLC; Managing General Partner of WP
Henry Kressel	Member and Managing Director of WP LLC; Partner of WP
David Krieger	Member and Managing Director of WP LLC; Partner of WP
Joseph P. Landy	Managing Member and Co-President of WP LLC; Managing General Partner of WP
Kewsong Lee	Member and Managing Director of WP LLC; Partner of WP
Jonathan S. Leff	Member and Managing Director of WP LLC; Partner of WP
David Li (1)	Member and Managing Director of WP LLC
Vishal Mahadevia	Member and Managing Director of WP LLC
Niten Malhan (5)	Member and Managing Director of WP LLC
Michael Martin	Member and Managing Director of WP LLC; Partner of WP
Luca Molinari (6)	Member and Managing Director of WP LLC
James Neary	Member and Managing Director of WP LLC; Partner of WP
Dalip Pathak	Member and Managing Director of WP LLC; Partner of WP
Leo Puri (5)	Member and Managing Director of WP LLC
Justin Sadrian	Member and Managing Director of WP LLC; Partner of WP
Adarsh Sarma (5)	Member and Managing Director of WP LLC
Henry B. Schacht	Member and Senior Advisor of WP LLC; Partner of WP
Steven G. Schneider	Member and Managing Director of WP LLC; Partner of WP

Joseph C. Schull (2)	Member and Managing Director of WP LLC
Patrick Severson	Member and Managing Director of WP LLC; Partner of WP
John Shearburn	Member and Managing Director of WP LLC; Partner of WP
Chang Q. Sun (1)	Member and Managing Director of WP LLC
Christopher H. Turner	Member and Managing Director of WP LLC; Partner of WP
John L. Vogelstein	Member and Senior Advisor of WP LLC; Partner of WP
Elizabeth H. Weatherman	Member and Managing Director of WP LLC; Partner of WP
Frank Wei (1)	Member and Managing Director of WP LLC
Peter Wilson (3)	Member and Managing Director of WP LLC
Jeremy S. Young (3)	Member and Managing Director of WP LLC
Daniel Zilberman	Member and Managing Director of WP LLC; Partner of WP
Rosanne Zimmerman	Member and Managing Director of WP LLC; Partner of WP

(1)	Citizen of Hong Kong
(2)	Citizen of Canada
(3)	Citizen of United Kingdom
(4)	Citizen of Hungary
(5)	Citizen of India
(6)	Citizen of Italy

As of November 1, 2010